Smart-Tek Solutions Inc.
Unit 10 - 11720 Voyageur Way
Richmond, BC V6X 3G9

January 25, 2009

United States
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:	Kathryn Jacobson
Senior Staff Accountant, Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Smart-Tek Solutions Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended June 30, 2009 (the “Form
10-K”)
Filed October 13, 2009
File No. 0-29895

                                       We write to request an extension of the deadline to your Comment Letter of January 7, 2010 with respect to the Form 10-K. The Company intends to respond on or before Monday, February 1, 2010. Please confirm that the extended deadline is acceptable.

Yours truly,

/s/ Perry Law

Perry Law